Filed Pursuant to Rule 424(b)(7)

Registration No. 333-131949

PROSPECTUS SUPPLEMENT NO. 3

TO PROSPECTUS DATED FEBRUARY 17, 2006

(as supplemented by Prospectus Supplement No. 1 dated March 17, 2006 and Prospectus Supplement No. 2 dated April 18, 2006)

$150,000,000

The Pantry, Inc.

3% Senior Subordinated Convertible Notes due 2012 and Shares of

Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement no. 3 supplements our prospectus dated February 17, 2006 relating to the offer and sale from time to time by certain selling securityholders of our 3% Senior Subordinated Convertible Notes due 2012, or the notes, and the common stock issuable upon conversion of the notes. We will not receive any of the proceeds from the sale of the notes or the shares of common stock issuable upon conversion of the notes by any of the selling securityholders.

This prospectus supplement no. 3 should be read in conjunction with, and may not be delivered or utilized without, the prospectus. This prospectus supplement no. 3 is qualified in its entirety by reference to the prospectus, except to the extent that the information in this prospectus supplement no. 3 supersedes the information contained in the prospectus.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 5 of the prospectus dated February 17, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement no. 3 or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 3 is July 28, 2006.

The table and accompanying footnotes set forth under the caption “Selling Securityholders” beginning on page 60 of the prospectus dated February 17, 2006 are amended and restated in their entirety as set forth below to reflect additional information with respect to five selling securityholders not previously listed in the prospectus, as supplemented to date.

	Principal Amount of Notes at Maturity		Number of Shares of Common Stock
Selling Securityholder(1)	Beneficially Owned and Offered Hereby	Percentage of Notes Outstanding	Beneficially Owned(2)		Offered Hereby	Owned After the Offering(3)
Anthony Munk	$70,000	0.0%	1,782		1,782	—
Aristeia International Limited(4)	14,960,000	10.0%	380,757		380,757	—
Aristeia Partners LP(5)	2,040,000	1.4%	51,921		51,921	—
Arkansas Teacher Retirement(6)	2,830,000	1.9%	72,028		72,028	—
Baptist Health of South Florida(6)	405,000	0.3%	10,308		10,308	—
Calamos® Market Neutral Fund—Calamos® Investment Trust	3,500,000	2.3%	89,081		89,081	—
CBARB, a segregated account of Geode Capital Master Fund, Ltd.(7)	1,500,000	1.0%	38,178		38,178	—
Chilton International, L.P.(8)	4,775,516	3.2%	121,545		121,545	—
Chilton Investment Partners, L.P.(9)	810,335	0.5%	20,624		20,624	—
Chilton QP Investment Partners, L.P.(10)	2,169,703	1.4%	55,223		55,223	—
Chilton Small Cap International, L. P.(11)	1,147,234	0.8%	29,199		29,199	—
Chilton Small Cap Partners, L. P.(12)	952,766	0.6%	24,250		24,250	—
Chrysler Corporation Master Retirement Trust(13)(14)(15)	710,000	0.5%	18,071		18,071	—
CNH CA Master Account, L.P.(16)	19,000,000	12.7%	483,582	(17)	483,582	—
Cowen & Co, LLC(18)(19)	3,500,000	2.3%	89,081		89,081	—
DBAG London(13)(20)	20,100,000	13.4%	511,579		511,579	—
Delaware Public Employees Retirement System(13)(14)	290,000	0.2%	7,381		7,381	—
Delta Air Lines Master Trust—CV(13)(14)(21)	155,000	0.1%	3,945		3,945	—
Delta Pilots Disability & Survivorship Trust—CV(13)(14)(22)	85,000	0.1%	2,163		2,163	—
Deutsche Bank Securities Inc.(18)	205,000	0.1%	5,218		5,218	—
Engineers Joint Pension Fund(6)	175,000	0.1%	4,454		4,454	—
F.M. Kirby Foundation, Inc.(13)(14)	130,000	0.1%	3,309		3,309	—
Goldman Sachs & Co. Profit Sharing Master Trust(23)	625,000	0.4%	15,907		15,907	—
Institutional Benchmark Series (Master Feeder) Limited in respect of Electra Series c/o Quattro Fund	250,000	0.2%	6,363		6,363	—
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust(13)(14)	70,000	0.0%	1,782		1,782	—
International Truck & Engine Corporation Retiree Health Benefit Trust(13)(14)	40,000	0.0%	1,018		1,018	—
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust(13)(14)	40,000	0.0%	1,018		1,018	—
KBC Financial Products USA Inc.(13)(24)	3,500,000	2.3%	89,081		89,081	—
Lyxor/Quest Convertible Fund Ltd(25)	3,000,000	2.0%	76,355		76,355	—
Merrill Lynch, Pierce, Fenner & Smith Incorporated(26)	19,295,000	12.9%	491,091		491,091	—
Microsoft Capital Group, L.P.(13)(14)	185,000	0.1%	4,709		4,709	—
Mohican VCA Master Fund, Ltd(27)	2,000,000	1.3%	50,903		50,903	—
Nicholas Applegate Capital Management U.S. Convertible Mutual Fund(6)	210,000	0.1%	5,345		5,345	—
OCM Convertible Trust(13)(14)	290,000	0.2%	7,381		7,381	—
OCM Global Convertible Securities Fund(13)(14)	75,000	0.1%	1,909		1,909	—
OZ Master Fund, Ltd.(23)(28)	47,375,000	31.6%	1,205,774		1,205,774	—
Partner Reinsurance Company Ltd.(13)(14)	155,000	0.1%	3,945		3,945	—
Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Fund	250,000	0.2%	6,363		6,363	—
Pebble Limited Partnership	370,000	0.2%	9,417		9,417	—
Putnam Convertible Income—Growth Trust(13)(29)	2,600,000	1.7%	66,174		66,174	—
Quattro Fund ltd	4,250,000	2.8%	108,170		108,170	—
Quattro Multistrategy Masterfund LP	250,000	0.2%	6,363		6,363	—
Quest Global Convertible Master Fund, Ltd(25)	1,000,000	0.7%	25,452		25,452	—
Qwest Occupational Health Trust(13)(14)	65,000	0.0%	1,654		1,654	—

	Principal Amount of Notes at Maturity		Number of Shares of Common Stock
Selling Securityholder(1)	Beneficially Owned and Offered Hereby	Percentage of Notes Outstanding	Beneficially Owned(2)	Offered Hereby	Owned After the Offering(3)
Qwest Pension Trust(13)(14)	170,000	0.1%	4,327	4,327	—
RBC Capital Markets(18)	5,000,000	3.3%	127,259	127,259	—
San Diego City Retirement(6)	510,000	0.3%	12,980	12,980	—
San Diego County Convertible(6)	685,000	0.5%	17,434	17,434	—
Silvercreek II Limited	1,600,000	1.1%	40,723	40,723	—
Silvercreek Limited Partnership	1,960,000	1.3%	49,885	49,885	—
The St. Paul Travelers Companies, Inc.—Commercial Lines(13)(14)(30)	250,000	0.2%	6,363	6,363	—
UnumProvident Corporation(13)(14)	90,000	0.1%	2,291	2,291	—
Vanguard Convertible Securities Fund, Inc.(13)(14)	1,135,000	0.8%	28,888	28,888	—
Vicis Capital Master Fund	3,000,000	2.0%	76,355	76,355	—
Virginia Retirement System(13)(14)	565,000	0.4%	14,380	14,380	—
Wyoming State Treasurer(6)	460,000	0.3%	11,708	11,708	—

Total(31):	$150,000,000	100.0%	3,817,755	3,817,755	—

(1)	Information regarding the selling securityholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus if and when necessary.
(2)	Assumes for each $1,000 in principal amount at maturity of notes a maximum of 25.4517 shares of common stock could be received upon conversion.
(3)	Except as otherwise indicated, assumes that any holder of notes or any future transferee from any holder does not beneficially own any common stock other than common stock into which the notes are convertible.
(4)	Aristeia Capital LLC is the investment manager for this selling securityholder. Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and William R. Techar, the joint owners of Aristeia Capital LLC, are the natural persons who may exercise voting power and investment control over this selling securityholder’s notes and shares of common stock into which such notes are convertible. Assuming conversion of its notes, this selling securityholder would beneficially own approximately 1.7% of our common stock outstanding as of February 13, 2006.
(5)	Aristeia Advisors LLC is the investment manager for this selling securityholder. Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and William R. Techar, the joint owners of Aristeia Advisors LLC, are the natural persons who may exercise voting power and investment control over this selling securityholder’s notes and shares of common stock into which such notes are convertible.
(6)	This selling securityholder has delegated full investment authority to Nicholas-Applegate Capital Management LLC, or Nicholas-Applegate, as investment adviser, over its notes and shares of common stock into which such notes are convertible, including full dispositive power. The Chief Investment Officer of Nicholas-Applegate is Horacio A. Valeiras, CFA who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate. Nicholas-Applegate is an affiliate of a broker dealer.
(7)	Phil Dumas is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and shares of common stock into which such notes are convertible.
(8)	Does not include 1,033,466 shares of common stock owned by this selling securityholder. Chilton Investment Company, or Chilton, is the investment manager of this selling securityholder. Chilton has voting and dispositive power over the aggregate principal amount of notes and shares of common stock into which such notes are convertible and the shares of common stock held directly by such selling securityholder.
(9)	Does not include 161,266 shares of common stock owned by this selling securityholder. Chilton is the investment manager of this selling securityholder. Chilton has voting and dispositive power over the aggregate principal amount of notes and shares of common stock into which such notes are convertible and the shares of common stock held directly by such selling securityholder.
(10)

Does not include 507,732 shares of common stock owned by this selling securityholder. Chilton is the investment manager of this selling securityholder. Chilton has voting and dispositive power over the aggregate principal amount of notes and shares of common stock into which such notes are convertible and the shares of common stock held directly by such selling securityholder.
(11)	Does not include 384,588 shares of common stock owned by this selling securityholder. Chilton is the investment manager of this selling securityholder. Chilton has voting and dispositive power over the aggregate principal amount of notes and shares of common stock into which such notes are convertible and the shares of common stock held directly by such selling securityholder.
(12)	Does not include 327,668 shares of common stock owned by this selling securityholder. Chilton is the investment manager of this selling securityholder. Chilton has voting and dispositive power over the aggregate principal amount of notes and shares of common stock into which such notes are convertible and the shares of common stock held directly by such selling securityholder.
(13)	This selling securityholder is an affiliate of a broker dealer, and, therefore, may be deemed an underwriter by the SEC. This selling securityholder purchased the notes in the ordinary course of business and, at the time it purchased the notes, it had no agreements or understandings, directly or indirectly, with any person to distribute the notes or the shares of common stock into which such notes are convertible.
(14)	Oaktree Capital Management LLC, or Oaktree, is the investment manager of this selling securityholder. It does not own any equity interest in the selling securityholder but has voting and dispositive power over the aggregate principal amount of notes and shares of common stock into which such notes are convertible. Lawrence W. Keele is a principal of Oaktree and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the notes and common stock into which such notes are convertible, except for their pecuniary interest therein.
(15)	This selling securityholder also beneficially owns $2,690,000 in principal amount of The Pantry’s 7.75% Senior Subordinated Notes due 2014.
(16)	CNH Partners, LLC is the investment advisor of this selling securityholder and has sole voting and dispositive power over its notes and shares of common stock into which such notes are convertible. The investment principals for CNH Partners, LLC are Robert Krail, Mark Mitchell and Todd Pulvino. Assuming conversion of its notes offered hereby and the registered notes referenced below in footnote 12, this selling securityholder would beneficially own approximately 3.1% of our common stock outstanding as of February 13, 2006.
(17)	This amount does not include 216,339 shares of common stock that would be beneficially owned upon conversion of $8,500,000 in principal amount of registered notes that are beneficially owned by this selling securityholder but that are not offered hereby.
(18)	This selling securityholder is a broker dealer and is, therefore, deemed an underwriter by the SEC.
(19)	SGA Americas Securities Holdings, Inc., or SGA, is the sole member of this selling securityholder. Mark Kaplan, Karin Hajjaij and Jean Coulier, the directors of SGA, are the natural persons who may exercise voting power and investment control over this selling securityholder’s notes and shares of common stock into which such notes are convertible.
(20)	This selling securityholder is a subsidiary of Deutsche Bank Securities Inc., which is a registered broker dealer. Assuming conversion of its notes, this selling securityholder would beneficially own approximately 2.3% of our common stock outstanding as of February 13, 2006.
(21)	This selling securityholder also beneficially owns $685,000 in principal amount of The Pantry’s 7.75% Senior Subordinated Notes due 2014.
(22)	This selling securityholder also beneficially owns $390,000 in principal amount of The Pantry’s 7.75% Senior Subordinated Notes due 2014.
(23)	Daniel S. Och as Senior Managing Member of OZ Management, LLC, the investment manager of this selling securityholder, may be deemed to have voting power and investment control over this selling securityholder’s notes and shares of common stock into which such notes are convertible.
(24)	This selling securityholder is a direct wholly owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct wholly owned subsidiary of KBC Bank N.V., which in turn is a direct wholly owned subsidiary of KBC Group N.V., a publicly traded entity.
(25)	Quest Investment Management LLC is the investment manager of this selling securityholder. Frank Campana and Jim Doolin are the natural persons who may exercise voting power and investment control over this selling securityholder’s notes and shares of common stock into which such notes are convertible.

(26)	Merrill Lynch, Pierce, Fenner and Smith Incorporated, or Merrill Lynch, is a broker dealer, and, therefore, may be deemed an underwriter by the SEC. We originally issued the notes to Merrill Lynch and other initial purchasers in transactions exempt from the registration requirements of the Securities Act; however, Merrill Lynch did not acquire these notes as compensation for investment banking services. Merrill Lynch and its affiliates have engaged in, and may in the future engage in, investment banking, commercial banking, financial advisory services and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Merrill Lynch was the lead manager of offerings of our common stock in October 2004 and in March 2005. In addition, in October 2004 an affiliate of Merrill Lynch borrowed and sold 1,500,000 shares of our common stock in connection with the execution of a forward sale agreement between us and the Merrill Lynch affiliate.
(27)	Eric Hage and Daniel Hage are the natural persons who may exercise voting power and investment control over this selling securityholder’s notes and shares of common stock into which such notes are convertible.
(28)	Assuming conversion of its notes, this selling securityholder would beneficially own approximately 5.3% of our common stock outstanding as of February 13, 2006.
(29)	This selling securityholder is under common control with Putnam Retail Management, LP, a registered broker dealer.
(30)	This selling securityholder also beneficially owns $2,110,000 in principal amount of The Pantry’s 7.75% Senior Subordinated Notes due 2014.
(31)	The sum of the listed principal amount of notes at maturity beneficially owned and offered by selling securityholders is actually more than $150,000,000 because certain of the selling securityholders may have transferred notes pursuant to Rule 144A or otherwise reduced their position prior to selling pursuant to this prospectus. As a result, we have received beneficial ownership information from additional selling securityholders without corresponding updates from the holders that sold notes to such additional holders. The maximum principal amount of notes that may be sold under this prospectus will not exceed $150,000,000.

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